Danielle E. Naftulin T: +1 650 849 7118 dnaftulin@cooley.com	VIA EDGAR AND FEDEX

March 5, 2014

Mr. Jeffrey P. Riedler
Assistant Director
United States, Securities and Exchange Commission
Washington, D.C. 20549

RE:	Adamas Pharmaceuticals, Inc. Confidential Draft Registration Statement on Form S-1 Submitted January 31, 2014 CIK No. 0001328143

Dear Mr. Riedler:

On behalf of Adamas Pharmaceuticals, Inc. (the “Company”), we are providing this letter response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 27, 2014, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentiality submitted on January 31, 2014.  The Company has also revised the Registration Statement in response to the Staff’s comments and is submitting confidentially and concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement.

General

1.                                      We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has submitted all exhibits that are available for filing, and will submit any exhibits not previously submitted or submitted with the Revised Registration Statement as soon as possible.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Two

2.                                      We further note that you have submitted an application for confidential treatment relating to one of your exhibits. Please be advised that comments to this application, if any, will be sent to you under separate cover.

The Company respectfully acknowledges the Staff’s comment.

3.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Revised Registration Statement and the other graphics that are presently included in the Revised Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus it will provide proofs to the Staff prior to its use.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Commission. The Company will provide, supplementally and under separate cover, a copy of the presentation that the Company has used in meetings with qualified institutional buyers or institutional accredited investors who are potential investors in reliance on Section 5(d) of the Securities Act, and respectfully advises the Staff that it has not published or distributed copies of such presentation.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Three

Prospectus Summary

Adamas Pharmaceuticals, Inc., page 1

5.                                      Please define the term “pharmacokinetic profiles.”

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Registration Statement to define “pharmacokinetic profiles.”

6.                                      Where you mention ADS-5102’s 43% reduction in LID from baseline in your Phase 2/3 clinical trial, state that this measurement is in comparison with a placebo.

The Company respectfully advises the Staff that the reduction is not a reduction as measured in comparison to placebo but rather in comparison to the patient’s baseline of LID prior to commencing taking ADS-5102 in the trial.  Accordingly, the disclosure has not been revised.

Our therapeutics portfolio, page 2

7.                                      Please define the term “neurotransmitter systems.”

In response to the Staff’s comment, the Company has defined “neurotransmitter systems” on page 2 of the Revised Registration Statement.

8.                                      Please note in this disclosure that you intend to pursue regulatory approval of your product candidates, including ADS-5102, through the Section 505(b)(2) pathway, and include a brief explanation of it, including how it differs from the 505(b)(1) pathway.

In response to the Staff’s comment, the Company has included the requested disclosure on page 3 of the Revised Registration Statement.

9.                                      Please state that the two milestone payments you received from Forest in the fall of 2013 were based on regulatory developments relating to MDX-8704, and that you will not be eligible to receive commercial milestone payments based on sales of Namenda XR until June 2018.

In response to the Staff’s comment, the Company has included the requested disclosure on page 3 and page 4 of the Revised Registration Statement. We respectfully advise the Staff that the payments that the Company is eligible to receive in June 2018 are royalty payments based upon sales of Namenda XR, rather than commercial milestone payments.

10.                               We note that here and in your Business section you state that part of the composition of the ADS-8800 series and all of the composition of the ADS-9000 series, as well as the indications they are intended to treat, are confidential. As you are required to provide full disclosure concerning your material product candidates and their indications, it is not appropriate to omit this information. If it is your position that neither series is material to

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Four

your operations at this time and prefer not to disclose any further information about them, the proper course would be to remove your specific references to them and simply note that you have other product candidates in your pipeline.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 78 of the Revised Registration Statement to include the requested disclosure and to clarify that the final indications for the ADS-8800 series and ADS-9000 series have not yet been determined.

Risk factors, page 4

11.                               In your second bullet point, please state your accumulated deficit to date.

In response to the Staff’s comment, the Company has included the requested disclosure in the second bullet point on page 4 of the Revised Registration Statement.

12.                               In your fourth bullet point, and in your risk factor on pages 17-18, please provide examples of the side effects experienced by the clinical trial subjects taking MDX-8704 and ADS-5102.

The Company respectfully advises the Staff that the most common adverse events for clinical trial subjects taking ADS-5102 were constipation, dizziness, hallucination, dry mouth, fall, confusion, headache, nausea and asthenia and the most common adverse events for clinical trial subjects taking MDX-8704 were dizziness, headache and diarrhea.  These adverse events were consistent with those seen in patients taking the already approved active pharmaceutical ingredients upon which ADS-5102 and MDX-8704 are based.  As such, the Company does not believe these adverse events are likely to lead to abandonment of these product candidates or cause the Company to cease marketing these product candidates assuming they are approved by the FDA.  Accordingly, the disclosure in the fourth bullet point on page 4 of the Revised Registration Statement has not been revised.  The Company has added the requested disclosure to the risk factor on page 17 of the Revised Registration Statement

13.                               In your sixth bullet point, please state that in December 2013 and January 2014 you received notice that eight companies had submitted applications to the FDA requesting permission to manufacture and market generic versions of Namenda XR.

In response to the Staff’s comment, the Company has included the requested disclosure in the sixth bullet point on page 4 of the Revised Registration Statement.

14.                               In your seventh bullet point, please state that Forest Laboratories, Inc. is the defendant in a patent infringement lawsuit concerning Namenda XR.

In response to the Staff’s comment, the Company has included the requested disclosure in the seventh bullet point on page 4 of the Revised Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Five

15.                               In your eighth bullet point, please state that Forest Laboratories, Inc. recalled three packaged lots of Namenda XR in November 2013 when testing revealed a failure to meet required manufacturing specifications.

The Company respectfully advises the Staff that it does not believe Forest’s recall of packaged lots of Namenda XR in 2013 is indicative of manufacturing issues the Company may experience when manufacturing its product candidates on a commercial scale.  The Company disclosed Forest’s recall in the risk factor on page 21 to present an example to investors of potential ramifications of such a recall, not to indicate that Forest’s recall would have a material impact on the Company’s business.   Accordingly, the disclosure in the eighth bullet point on page 5 of the Revised Registration Statement has not been revised.

Risk Factors

Risks related to the development and commercialization of our current and future products

“If clinical studies of our product candidates fail to demonstrate safety or efficacy to the satisfaction of the FDA . . .,” page 13

16.                               Please amend this risk factor to note that your clinical trials of ADS-5102 have, to date, demonstrated no difference between it and placebo in the incidence of sleep-related adverse events.

In response to the Staff’s comment, the Company has included the requested disclosure on page 14 of the Revised Registration Statement.

Risks related to intellectual property

“Third parties may initiate legal proceedings alleging that we or our collaborators are infringing  their intellectual property rights . . .,” page 30

17.                               Please state in the risk factor the maximum potential liability you may incur through your obligation to indemnify Forest Laboratories and the amount by which the royalty payments you will be eligible to receive may decrease.

In response to the Staff’s comment, the Company has included the requested disclosure on page 30 of the Revised Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Six

“We may be unable to protect the confidentiality of our trade secrets, thus harming our business  and competitive position,” page 31

18.                               Please amend this risk factor to state whether or not there have been, to your knowledge, any breaches of the confidentiality of your trade secrets and, if so, briefly describe them.

In response to the Staff’s comment, the Company has included the requested disclosure on page 31 of the Revised Registration Statement.

“We may be subject to claims that our employees have wrongfully used or disclosed intellectual  property of their former employers . . .,” page 31

19.                               If you are aware of any instances where your employees have wrongfully used or disclosed the intellectual property of their former employers, please amend your disclosure to briefly describe. If there have been no such instances to your knowledge, please amend your disclosure to state this.

In response to the Staff’s comment, the Company has included the requested disclosure on page 31 of the Revised Registration Statement.

Risks related to this offering and ownership of our common stock, page 37

20.                               Please include a risk factor that addresses how your common shares will undergo immediate and substantial dilution after this offering is complete.

In response to the Staff’s comment, the Company has added the requested risk factor on page 38 of the Revised Registration Statement.

“We will incur significant increased costs as a result of operating as a public company . . .,”  page 38

21.                               Please amend this risk factor to include, to the extent practicable, the approximate annual costs you will incur as a result of complying with your reporting obligations.

In response to the Staff’s comment, the Company has included the requested disclosure on page 39 of the Revised Registration Statement.

Use of Proceeds, page 45

22.                               Please separate the amount of net proceeds you intend to allocate toward additional product development, including clinical trials, from the amount you intend to use for working capital, expenditures and other general corporate purposes.

In response to the Staff’s comment, the Company has included the requested disclosure on page 45 of the Revised Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Seven

Dilution, page 50

23.                               Please revise the discussion and table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations  Overview, page 54

24.                               Here, and in your discussion on pages 78-79, please amend your disclosure to state the reason(s) you chose to suspend further development of ADS-8902. To the extent that this information is relevant to the risk factor on pages 13-14, please include it there as well.

In response to the Staff’s comment, the Company has included the requested disclosure on page 55 and page 79 of the Revised Registration Statement.

Research and Development Expenses, page 55

25.                               Please disclose the research and development expenses incurred from inception to date for your significant programs.

In response to the Staff’s comment, the Company has included the requested disclosure on page 56 and page 57 of the Revised Registration Statement.

Stock-Based Compensation

Determining the Fair Value of Stock Options, page 60

26.                               Please note that we will evaluate any stock compensation or beneficial conversion feature issues once an IPO price has been determined. In this regard, please provide us a discussion of each significant factor contributing to the difference between the fair value as of the date of each recent grant or equity issuance and the estimated I PO price prior to going effective.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested discussion once an IPO price has been determined.

Business

Our wholly owned product candidates, page 71

27.                               Please explain the statistical significance of the p-values you cite in your table and narrative on page 76.

In response to the Staff’s comment, the Company has included the requested disclosure on page 75 of the Revised Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Eight

Intellectual property, page 81

28.                               Please state whether the sole patent you currently own relating to ADS-5102 covers either composition of matter or method of use.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Registration Statement to include the requested disclosure.

License agreement with Forest, page 83

29.                               Please replace your description of the sales-based royalties you may receive from Forest Laboratories that commence five years after the initial domestic launch of fixed-dose memantine-donepezil products with a more specific indication, e.g. “mid-teens,” “twenties,” etc.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Registration Statement.

Legal proceedings, page 93

30.                               Please amend this disclosure to name the court(s) where the lawsuits filed by you and Forest Laboratories are pending and the relief sought.

In response to the Staff’s comment, the Company has included the requested disclosure on page 93 and page 94 of the Revised Registration Statement.

Principal Stockholders, page 120

31.                               Please amend your disclosure to include the name(s) of the individual(s) who have voting and/or investment power over the shares held by NCD Investors.

In response to the Staff’s comment, the Company has included the requested disclosure on page 125 of the Revised Registration Statement.

Shares Eligible for Future Sale

Lock-up agreements, page 130

32.                               Please either file a copy of the form agreement as an exhibit or confirm that one will be included as an exhibit to the form of underwriting agreement.

The Company confirms that the form of lock-up agreement will be included as an exhibit to the form of underwriting agreement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Nine

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

33.                               You state “Amounts received as funding of research and development activities are recognized as revenue if the collaboration arrangement involves the sale of Company’s research or development services at amounts that exceed the Company’s cost.” Please tell us the basis for this policy and disclose how you recognize amounts received as funding that do not exceed cost.

The Company respectfully advises the Staff that this policy is not applicable to its activities. The collaboration agreement with Forest does not involve the sale of the Company’s research or development services. In response to the Staff’s comment, the Company has revised page F-9 of the Revised Registration Statement to remove the aforementioned language.

4. Collaboration and License Agreements, page F- 16

34.                               You disclose two non-contingent performance deliverables associated with your agreement with Forest. Please tell us why the research and development services are not considered a deliverable. Specifically tell us why you are not obligated to perform the services if Forest requests you to do so. Refer to ASC 605-25-50-2b.

The Company respectfully advises the Staff that, under the Forest agreement, the Company was required to transfer the license and ‘Know How’ necessary for the development, manufacturing and commercialization of the drug candidate. Any research and development services requested by Forest outside of this scope and deemed reasonable by the Company would need to be separately negotiated, monetized and agreed upon by both parties, with the Company having no obligation to fulfill Forest’s incremental requests. Accordingly, the upfront consideration did not include any payment for future research and development services that may be requested by Forest.  Additionally, because any such services would be compensated at fair market value by Forest, there is no significant or incremental discount inherent in the $65 million upfront fee.  As the Company has discretion over which research and development activity they consider to be reasonable and will be reimbursed for all costs at fair market value, the provision of potential additional research services was not considered a deliverable as per ASC 605-25-50.

35.                               Please tell us why you are recognizing the license, which has standalone value ratably through the “transfer period”. Specifically tell us when license rights convey, explicitly stating if you have any obligations to fulfill prior to the license being transferred. Also tell us why the revenue is recognized prior to the beginning of the license term. Refer to Staff Accounting Bulletin Topic 13:3.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Ten

The Company respectfully clarifies for the Staff that the license commenced on the effective date of the agreement, November 13, 2012, and all the licensed intellectual property rights transferred to Forest on that date.  The Company was required to provide ‘Know How’ (such as the Company’s technology for the generation of placebo and donepezil granulation and analytical methods) related to the license to Forest within 90 days after the effective date of the agreement.

The Company evaluated whether the license and transfer of ‘Know How’ were separate units of accounting.  When applying ASC 605-25, for a delivered item to be considered a separate unit of accounting, ASC 605-25-25-5 requires that:

(A) The delivered item(s) has value to the customer on a standalone basis; and

(B) If the arrangement includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item(s) is considered probable, and substantially in the control of the company.

In considering whether the license and ‘Know How’ represented separate units of accounting, the Company considered the following with respect to whether the license had standalone value from the transfer of ‘Know How’:

•                  Forest would not have purchased the ‘Know How’ without the license, because it would not have the rights to further develop and commercialize the drug without the license;

•                  The license without the ‘Know How’ would not have achieved the economic purpose of this transaction, which was Forest being in a position to commercialize the drug by the end of 2015; and

•                  Absent the ‘Know How,’ Forest might have to incur significant development costs with no guarantee of finding the right solutions to get the drug through regulatory approval.

The Company respectfully advises the staff that the license agreement does not include any general return rights and, accordingly, the second requirement of ASC 605-25-25-5 is inapplicable.

Based on the foregoing factors, the Company concluded that the license does not have standalone value from the ‘Know How’ and, accordingly, the license and the ‘Know How,’ together, should be accounted for as a single unit of accounting.

In evaluating the method of revenue recognition related to the license and ‘Know How’ unit of accounting, the Company considered a proportional performance method most appropriate based on the following:

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Eleven

•                  The delivery of the ‘Know How’ involved multiple activities, such as the transfer of clinical protocols, bioanalytical methods and copies of the Company’s standard operating procedures;

•                  As the ‘Know How’ was transferred, Forest was able to immediately begin to benefit from the information provided (that is, start to use it and derive value from the license) and therefore value was conveyed as the ‘Know How’ was transferred;

•                  Payment was due to the Company when the agreement was executed and was not tied to a single final act related to the transfer of ‘Know How;’

•                  The final activity in transferring the ‘Know How’ was not significantly different in nature from the other activities involved in transferring the ‘Know How;’ and

•                  There was no uncertainty as to whether the Company would be able to complete the transfer of the ‘Know How.’

After determining that the proportional performance method of recognition was most appropriate, the Company evaluated the pattern of recognition and considered the following:

•                  The ‘Know How’ transfer process started in November 2012 and was completed in February 2013.

•                  During the 90 day period during which the transfer of ‘Know How’ was completed, the Company provided Forest with various electronic files, support and other information (detailing the technology license, manufacturing process as well as a detailed roadmap and action plan describing the drug candidate’s path to regulatory approval);

•                  The ‘Know How’ was transferred through more than a thousand electronic files sent to Forest, discussions and other activities from November 2012 to February 2013 and followed no set delivery pattern; and

•                  Additional clarifying information (related to the Know How transferred) was also transmitted ad-hoc during the 90 day period upon Forest’s request for clarifications about the information provided.

Under ASC 605-25-S99, recognizing revenue on a straight-line pattern basis is only acceptable when a more precise pattern cannot be discerned.  The Company does not discern a more precise pattern of recognition based upon the way in which the transfer of ‘Know How’ occurred as described above and, therefore, the Company recognized revenue on a straight-line basis over the 90 day transfer period.

In response to the Staff’s comment, the Company has revised page F-16 of the Revised Registration Statement to clarify the method of revenue recognition related to the Forest agreement.

***

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Mr. Jeffrey P. Riedler

March 5, 2014

Page Twelve

Please do not hesitate to contact Kenneth Guernsey at (415) 693-2091 or me at (650) 849-7118 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/Danielle E. Naftulin

Danielle E. Naftulin

cc:	Kenneth L. Guernsey, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Gregory Went, Adamas Pharmaceuticals, Inc.
Anthony Rimac, Adamas Pharmaceuticals, Inc.
Bruce Dallas, Davis Polk & Wardwell LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM